UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YULONG ECO-MATERIALS LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.00125 per share

(Title of Class of Securities)

G98847117

(CUSIP Number)

Wenge Du

Eastern End of Xiwuzhuang Village, Jiaodian Town,

Xinhua District, Pingdingshan, Henan Province

People’s Republic of China

Tel: + 86-375-888-8588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G98847117

1.	NAME OF REPORTING PERSON: Wenge Du
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,733,426 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,733,426 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,733,426 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 11,869,938 Ordinary Shares, par value $0.00125 per share, issued and outstanding as of November 4, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

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ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the Ordinary Shares, par value US$0.00125 per share (“Ordinary Shares”) of Yulong Eco-Materials Limited (the “Issuer”) that are listed on the Nasdaq Capital Market under the ticker symbol “YECO.” The address of the principal executive office of the Issuer is Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua District, Pingdingshan, Henan Province, People’s Republic of China.

Item 2.	Identity and Background

(a)             This Schedule 13D is being filed by Wenge Du (the “Reporting Person”) pursuant to Rule 13d-1 of Regulation 13D under the Securities Exchange Act of 1934, as amended (the “Act”).

(b)             The Reporting Person’s business address is Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua District, Pingdingshan, Henan Province, People’s Republic of China.

(c)             The Reporting Person’s principal occupation is the Administrative Manager of Singapore Liang & Dong Pte. Ltd. She also serves as a Director on the Issuer’s Board of Directors.

(d) – (e)   During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and  (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             The Reporting Person is a citizen of the People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

No Ordinary Shares were purchased by the Reporting Persons in connection with the transactions giving rise to the filing of this Schedule 13D and thus no funds were used by the Reporting Persons for such purpose.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the 1,733,426 Ordinary Shares covered by this Schedule 13D (the “Shares”) under that certain Share Transfer Agreement dated November 13, 2015 (the “Agreement”) that she entered into with seven shareholders of the Issuer (the “Transferors”), pursuant to which the Transferors agreed to transfer 1,733,426 Ordinary Shares held by them in the aggregate to the Reporting Person in consideration of her agreement to enter into a consulting agreement with the Issuer. On November 24, 2015, the Shares were transferred to the Reporting Person pursuant to the Agreement.

The Reporting Person acquired the Shares for long-term investment purposes and intends to review her investment in the Issuer on a continuous basis. As she is a member of the Issuer’s Board of Directors, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Person may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of Ordinary Shares that are beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Page, which hereby is incorporated by reference.

(b) The powers that the Reporting Person has relative to the Ordinary Shares discussed herein may be found in rows 7 through 10 of the Cover Page, which hereby is incorporated by reference.

(c) Except as set forth herein, the Reporting Person has not engaged in any transactions with respect to the Ordinary Shares during the past sixty days.

(d) – (e) Not applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Shares are subject to a Lock-up Agreement that each of the Transferors entered into for the benefits of Axiom Capital Management Inc. (the “Representative”), the representative of the underwriters for the Issuer’s initial public offering. As a condition for the Transferors to transfer the Shares to the Reporting Person pursuant to the Agreement, the Reporting Person also entered into a Lock-up Agreement for the benefits of the Representative, pursuant to which she agreed, with certain exceptions, not to sell or transfer any of her Ordinary Shares or securities convertible into, exchangeable or exercisable for Ordinary Shares for a period of 360 days after June 29, 2015 without first obtaining the Representative’s written consent. Specifically, the Reporting Person agreed not to directly or indirectly: (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or (b) enter into any hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any transaction described in (a) or (b) is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. The foregoing description of the Lock-up Agreement is not complete. A copy of the Lock-up Agreement is attached to this Schedule 13D and is incorporated by reference into this Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Share Transfer Agreement between the Reporting Person and the Transferors, dated as of November 13, 2015

99.2	Lock-up Agreement of the Reporting Person dated November 12, 2015

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015	WENGE DU

/S/ WENGE DU
Wenge Du

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